SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                      Mellon Optima L/S Strategy Fund, LLC


                       (Name of Subject Company (Issuer))

                      Mellon Optima L/S Strategy Fund, LLC
               ---------------------------------------------------


                        (Name of Filing Person (Offeror))

                       Limited Liability Company Interests


                         (Title of Class of Securities)

                                       N/A


                      (CUSIP Number of Class of Securities)

                                 Katherine Cain
                          c/o Mellon Hedge Advisors LLC
                                One Boston Place
                                    024-0071
                                Boston, MA 02108
                            Telephone: (617) 722-7446
 ------------------------------------------------------------------------------

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Person)

                                  with copy to:

                           Christopher P. Harvey, Esq.
                    Wilmer Cutler Pickering Hale and Dorr LLP
                                 60 State Street
                           Boston, Massachusetts 02109
                            Telephone: (617) 526-6000
                            Telecopy: (617) 526-5000

                               September 26, 2008
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

Transaction Valuation                       Amount of filing fee
$30,000,000 (A)                             $1,179.00 (B)

(a) Calculated as the aggregated maximum purchase price for limited liability company interests.

(b) Calculated at 0.00393% of the Transaction Valuation.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.



        Amount Previously Paid: $1,179.00.                                      Filing party: Mellon Optima L/S Strategy Fund, LLC

        Form or Registration No.: Schedule TO, Registration No. 005-81011       Date filed: September 26, 2008

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_| third party tender offer subject to Rule 14d-1.

|X| issuer tender offer subject to Rule 13e-4.

|_| going-private transaction subject to Rule 13e-3.

|_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|


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



          This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on September 26, 2008 by Mellon Optima L/S Strategy Fund, LLC (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase up to $30,000,000 of interests in the Fund ("Interests") on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement.

          This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

          The following information is furnished pursuant to Rule 13e-4 (c) (4):

               1. The Offer expired at 12:00 midnight, New York time, on October 27, 2008.

               2. $18,962,798.82 in Interests were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Interests were accepted for purchase, and paid for, by the Fund in accordance with the terms of the Offer.




                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.


                      MELLON OPTIMA L/S STRATEGY FUND, LLC


                      By: /s/ JOSEPH MURPHY
                          Joseph Murphy, President




Date: February 4, 2009

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